March 31, 2005

Alberta Securities Commission

Autorité des marchés financiers

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Ontario Securities Commission

Saskatchewan Securities Commission

Ladies and Gentlemen:

Re:  Enterra Energy Trust – Notice of Filing of Annual Information Form

Please take notice that Enterra Energy Trust has filed its Renewal Annual Information Form for the year ended December 31, 2004, under National Instrument 51-102 – Continuous Disclosure Obligations under Project No. 760171.  Please note that Enterra Energy Trust intends to rely on that Annual Information form for the purposes of National Instrument 44-101 – Short Form Prospectus Distributions and of National Instrument 44-102 – Shelf Distributions.

Yours truly,

ENTERRA ENERGY TRUST

(signed) “Marcia L. Johnston”

Marcia L. Johnston

General Counsel